EXHIBIT 8
                          VIDESH SANCHAR NIGAM LIMITED
                          (A Govt. of India Enterprise)
            Videsh Sanchar Bhavan, M.G. Road, Fort, Mumbai - 400 001

                                                       PRESS RELEASE NO. 24/2001
                                                    MUMBAI, 27TH SEPTEMBER, 2001

                       15TH ANNUAL GENERAL MEETING OF VSNL

                 VSNL SHAREHOLDERS APPROVE RECORD 500% DIVIDEND

The Fifteenth Annual General Meeting of Videsh Sanchar Nigam Limited (VSNL) was held at the Birla Matushri Sabhagar, New Marine Lines, Mumbai.

Shri  S.K.  Gupta,   Chairman  and  Managing  Director  of  VSNL  addressed  the
well-attended   meeting  and  apprised  the  shareholders  of  the  last  year's performance, current developments and future plans of VSNL.

VSNL'S PERFORMANCE

Commenting on VSNL's performance, Shri S.K. Gupta said,
"VSNL has shown the resiliency of its business structure in the fact of all round growing competition in the field of telecommunications. VSNL's aim is to bring the telecommunications services to more and more people. With that aim in mind the rates of its services have been reduced. VSNL strategy has been successful with very large growth in business volume, which has given VSNL increased revenues."

Riding on the back of this significant operational growth, VSNL has once again turned in an impressive performance. All indicators of performance have shown a healthy rate of improvement.

VSNL's total revenues at Rs.7966 crores were higher than previous year's total revenue of Rs.7222 crores, a growth of 10.30%. Profit before tax at Rs.2470 crores was 27.11% higher than the RS. 1943 crores for last year. After making provision of Rs.789 crores (previous year Rs.638 crores) towards Income tax and prior period adjustments, the profit after taxes and adjustments at Rs.1779 crores was higher than the last year's figure of Rs.840 crores by more than 111%.

While telephony has contributed Rs.6483 crores (Rs.6287 crores), Internet services contributed Rs.298 crores (Rs.209 crores) to total revenue; Other Income contributed Rs.668 crores (Rs.254 crores); Income from Intelsat grew from Rs.74 crores to Rs.116 crores.

Earning per share (EPS) on the  post-bonus  expanded  capital was Rs.62.41  (Rs.
187.24 on pre bonus capital) compared to Rs.88.44 for the previous year.

VSNL's impressive growth has been fueled among others by -

o An over 19% growth in telephone paid minutes, which grew from 2246 million minutes to 2688 million minutes this year.

o An over 70% growth in the Internet subscriber base which grew from 366432 as at 31.3.2000 to 630970 as at 31.3.2001.

VSNL had a foreign exchange earning of Rs.4867 crores, thereby making it one of the only three service companies of India to be accorded the status of a Super Star Trading House.

Keeping in mind the strong financial position of VSNL and the strongly positive outlook for the coming years, the shareholders have accepted the Board of Directors' recommendation of a 500% dividend made up of a 100% normal dividend (80% in last year) and 400% special dividend.

The special dividend also marks the first year of VSNL's listing on NYSE. The total pay-out because of dividend and dividend tax would be Rs.1570 crores (Rs.86 crores).

GENERAL

During the year under review VSNL -

o Qualified to be rated "EXCELLENT" for the 8th successive year among MOU signing PSUs.

o Was made a Category `A' Internet Service Provider, with right to provide Internet dial-up access all over India.

o Has rolled out dial-up access in eleven more cities in India. VSNL now provides internet dial-up access to 17 cities.

o Increased leased high-speed data circuits by over 200% from 1630 to 4898 (64 kbps equivalent).

o Signed a JV with MTNL, TCIL and Nepal Ventures Pvt. Ltd. to offer wireless-in-local-loop (WLL) based basic services in Nepal.


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o    Has commissioned a 20,000 sq. feet Internet server farm at Vashi.

VSNL IN THE NEXT YEAR -

With expected volume growths in international telephony, VSNL is expected to derive a significant part of its revenue, in the current year also from telephony. Lowering of rates is expected to improve outgoing calls for which there is huge potential. VSNL with a first mover advantage in the business and a Rs.2413 crore assets base in place will continue to dominate the international telephony business out of India.

VSNL is committed to becoming India's leading integrated information support services provider. VSNL will continue to offer increased value to its customers, through improved and new services as well as by lowering costs. It will also continue to make major investments in technology, infrastructure and service.

VSNL'S FUTURE PLANS -

VSNL  is   reshaping   itself  into  India's   foremost   provider  of  complete
telecommunications solutions.

With 31.3.2002, its monopoly status in International Telephony will come to an end. Though its unique positions will give it almost unassailable advantages for a few years, it is planning for eventual scaling down of its dominance in that area. Towards this end, it will leverage its existing strengths to diversify into complementary business. Taking advantage of the government's liberalisations of initiatives VSNL will focus on -

INTERNET RELATED SERVICES - VSNL enjoys a huge competitive edge in this area and will develop this area further. The Internet access backbone is being extended and will cover 20 cities by March 2002. Bandwidth which has grown from 167.1 Mbps in March 2000 to 754.1 Mbps in March 2001, has already crossed the 1 Gbps mark and will be around 1344 Mbps by December 2001.

TV UP-LINKING - The government has since July 2000 allowed channels to up-link their TV programs from the country. VSNL has been providing up-linking since October, 1998 and serves 12 regional channels, through its earth stations in Channai, New Delhi and Ernakulam using INSAT-2E. VSNL will now be able to expand


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its  customer  base in this  segment  as many more  smaller  channels  will take advantage of this liberalisation and VSNL's efficient and economic services.

DOMESTIC LONG DISTANCE - DLD, which is a monopoly of BSNL, was since been opened up to competition. A recent TRAI report estimates this market at Rs.151 billion for year 2001-2002. VSNL in losing its monopoly on international telephony, has been offered a DLD license and some financial advantage with regard to the same. VSNL expects to take benefit of the same and plans to position itself as a wholesale DLD service provider; the rollout plan for this will draw leveraging on the strengths of its existing infrastructure.

DIRECT-TO-HOME - DTH, service in Ku band is permitted by the government. Preliminary estimates show that by the year 2003, there could be 1.5 lac subscribers and revenues of Rs.120 Crore. VSNL with Ku band transponders in Delhi and Chennai is developing a financially sound business plan, to enter this area. It plans to acquire more Ku band transponders and set up a teleport. It will make DTH a logical and profitable extension of its TV up-linking business.

It is expected that VSNL will spend approximately Rs.2000 crores during the current year out of its budgeted five-year capital outlay of Rs.5912 crores up to March 2002. This will include a fully integrated digital network with ATM switches, commissioning of earth stations at Hyderabad, New Delhi, Patna and Gandhinagar and commissioning of SAFE cable system at Cochin.

VSNL'S GLOBAL AFFILIATIONS

VSNL is a member in the Intelsat consortium, which is now a registered corporate
- Intelsat Limited. Our CMD M. S.K. Gupta has been elected a member of the first board of directors. VSNL holds approx. 5.41% of its shares. Intelsat owns and operates satellite communications systems, with over 20 geo-stationery satellites, providing services in over 200 countries and another 10 new satellites under construction. VSNL also holds 2.6% of the total shares in a spin off company New Skies Satellites N.V. (owner of a number of satellites).




                                                /S/ DR. GC BANIK

                                                (DR. GC BANIK)
                                                CHIEF GENERAL MANAGER (PR)



Copy forwarded to: The News Editor/Correspondents of various newspapers and news agencies/PIB/ Doordarshan/AIR/Stock Exchange for kind coverage.


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